UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-23522

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 AND ENDING 12/31/20
 MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Apex Clearing Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Dallas Center, 350 N. St. Paul. Street, Suite 1300
(No. and Street)

Dallas   TX   75201
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Janet De La Fuente 214-765-1276
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RSM US LLP
(Name – *if individual, state last, first, middle name*)

30 S. Wacker Dr., Suite 3300   Chicago   IL   60606
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

[✓] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __William Brennan_____ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
__Apex Clearing Corporation_____ , as
of __December 31_____ , 20 _2020___ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____

The Firm is making this filing without a notarization based upon the updated Division of Markets Staff Statement Regarding Requirements for Certain Paper Submissions in Light of COVID-19 Concerns (6/18/2020) and difficulties arising from COVID-19.

_____
Signature

Chief Administrative Officer
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
☑ (a) Facing Page.
☑ (b) Statement of Financial Condition.
☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement
        of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
☐ (d) Statement of Changes in Financial Condition.
☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☐ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the
        Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of
        consolidation.
☑ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Apex Clearing Corporation

Statement of Financial Condition
With Report of Independent Registered Public Accounting Firm

December 31, 2020

Filed as public information pursuant to Rule 17A-5(d) under the Securities Exchange Act of 1934 and Regulation 1.10(g) of the Commodity Exchange Act.

****

Index



Report of Independent Registered Public Accounting Firm

RSM US LLP

To the Board of Directors
Apex Clearing Corporation
Dallas, Texas

Opinion on the Financial Statement
We have audited the accompanying statement of financial condition of Apex Clearing Corporation (the Company) as of December 31, 2020, and the related notes to the financial statement (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information
The supplementary information contained in Schedules I, II, III, IV, V, VI, VII, and VIII (the Supplemental Information) has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statement. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statement or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5 and 17 C.F.R. § 1.10. In our opinion, the supplementary information contained in Schedules I, II, III, IV, V, VI, VII, and VIII is fairly stated, in all material respects, in relation to the financial statement as a whole.

RSM US LLP

We have served as the Company's auditor since 2020.

Chicago, Illinois
March 1, 2021

THE POWER OF BEING UNDERSTOOD
AUDIT | TAX | CONSULTING

Apex Clearing Corporation
Statement of Financial Condition
December 31, 2020

Assets

Cash	$	70,919,897
Cash segregated under federal regulations		7,535,212,268
Securities segregated under federal regulations,		
at fair value (cost $204,978,086)		199,984,000
Securities purchased under agreements to resell		
segregated under federal regulations		175,000,000
Receivable from customers		1,114,724,468
Securities borrowed		469,786,656
Deposits with clearing organizations		258,057,741
Investments in securities, pledged, at fair value		
(cost $49,768,875)		49,570,968
Receivable from broker-dealers		32,095,704
Other assets		26,396,676
Receivables from affiliates		1,783,692
Operating lease right-of-use assets		4,712,365
Fixed assets, less accumulated depreciation		
of $6,514,991		2,467,359
Total Assets	$	**9,940,711,794**

Liabilities and Stockholder's Equity

Accounts payable	$	13,207,724
Payable to customers		8,359,025,139
Securities loaned		1,218,125,402
Payable to broker-dealers		29,442,326
Payable to correspondents		26,099,508
Payables to affiliates		4,111,017
Operating lease right-of-use liability		4,712,365
Accrued expenses and other liabilities		27,673,475
Taxes payable		4,057,481
Total Liabilities		**9,686,454,437**

Stockholder's Equity

Common stock, $0.10 par value	
200,000 shares authorized; 100,000 issued and outstanding	10,000
Preferred stock, $1.00 par value	
1,000 shares authorized; 1 issued and outstanding	1
Additional paid-in capital	127,888,575
Retained earnings	126,358,781
Total Stockholder's Equity	**254,257,357**
Total Liabilities and Stockholder's Equity	$ **9,940,711,794**

See accompanying notes.

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

Apex Clearing Corporation (the "Company") was incorporated on December 12, 1978 in the state of New York. The Company is a wholly owned subsidiary of Apex Clearing Holdings LLC ("ACH"). ACH is majority owned by PEAK6 Investments LLC, ("PEAK6"). The Company is a clearing broker-dealer registered with the U.S. Securities and Exchange Commission ("SEC") and with the Commodity Futures Trading Commission ("CFTC"). The Company is also a member of the Financial Industry Regulatory Authority ("FINRA"), is a non-clearing Futures Commission Merchant ("FCM") registered with the National Futures Association ("NFA") and is a member of the Securities Investor Protection Corporation ("SIPC"). The Company is a member of various exchanges, as well as the National Securities Clearing Corporation ("NSCC") and is a participant in the Depository Trust Company ("DTC") and a member of the Options Clearing Corporation ("OCC"). The Company provides clearing, custody, execution, prime brokerage, margin lending, securities lending, and other back office services to customers of introducing brokers, as well as direct customers and joint back office counterparts. The Company primarily operates in the securities brokerage industry and has no other reportable segments.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") as established by the Financial Accounting Standards Board ("FASB") requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosures of contingent assets and liabilities and the accompanying notes to the financial statements at December 31, 2020 as well as the reported amounts of revenues and expenses during the year then ended. Actual results could differ materially from such estimates. Management believes that the estimates utilized in preparing these financial statements are reasonable.

Cash
The Company has cash on deposit with major money center banks. The Company maintains its cash in bank deposit accounts which at times may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash.

The Company has significant balances and/or activity with several banks that have no history of defaults, nor have they had a previous issue with customer deposits and all balances are held in banks that are FDIC insured. In addition, on a regular basis the Company reviews their banks' public regulatory submissions to review credit worthiness and liquidity stress test results. Based on the above factors, it has been determined that there is no material current expected credit loss under Accounting Standards Update, ("ASU"), No. 2016-13, Measurement of Credit Losses on Financial Instruments – Credit Losses ("ASC 326") for any cash deposits, including those segregated under Federal and other regulations.

Cash Segregated Under Federal Regulations
The Company, as a regulated broker-dealer and FCM is subject to the customer protection rule, and is required by its primary regulators, the SEC, FINRA, and the CFTC to segregate cash to satisfy rules regarding the protection of client assets under SEC Act of 1934 rule 15c3-3 ("Rule 15c3-3") and CFTC Title 17, which are subject to withdrawal restrictions.

Receivable from and Payable to Customers
The Company's receivables from customers consist primarily of fully collateralized margin loans. If the value or liquidity of that collateral declines, or if margin calls are not met, the Company may consider a variety of credit enhancements, including, but not limited to, seeking additional collateral. In valuing receivables that become less than fully collateralized, the Company compares the estimated fair value of the collateral, deposits, and any additional credit enhancements to the balance of the loan outstanding and evaluates the collectability from the customer or the correspondent based on various qualitative factors, including, but not limited to, the

creditworthiness of the counterparty and the nature of the collateral and available realization methods. The Company records a loss, to the extent that the collateral, and any other rights the Company has against the customer or the related introducing broker are not sufficient to cover the deficit in the account.

Amounts receivable from and amounts payable to customers include amounts due on cash and margin transactions. The Company relies on individual customer agreements to net receivables and payables. It is the Company's policy to settle these transactions on a net basis with its customers.

Securities owned by customers are held as collateral for receivables. Receivables and payables are reflected in the accompanying Statement of Financial Condition on a settlement-date basis. Margin interest income is accrued daily based on rates of interest agreed to in customer agreements.

Generally, receivables from customers are created through secured margin lending by the Company and through market activity that can create a cash shortage. This shortage is secured by positions that, when liquidated, reduce and or eliminate the Company's Customer receivable. This category also includes interest and all other fees that are directly charged to the customer's account that become a component of the Company's Customer receivable. The risk of loss is the failure of the customer to repay its debt, in which case, the Company has the right to pursue the customer's correspondent broker by either reducing commissions paid to the correspondent broker or by charging the correspondent broker's deposit account. The correspondent's security deposit would be required to be replenished in accordance with terms of the agreement.

Customers and correspondents each enter into margin agreements setting rules of conduct between the customer, correspondent, and the Company. The Company monitors customer receivables and implements loss mitigation policies that include securing customer receivables with marketable positions, reviewing daily reports indicating customer unsecured receivables, securing customer debits by charging correspondents monthly for any customer's unsecured receivable. . Additionally, to ensure all costs associated with the departure of a customer are received by the Company, customers are required to leave a portion of their accounts with the Company to absorb any final costs that had not yet been charged to the customer. Any residual account value is returned to customer after all costs are charged to their account.

There have been no losses on customer receivables for the past year. The primary loss associated with a customer receivable will be incurred by the correspondent broker. The correspondent's security deposits serve to secure any customer receivable losses.   Based on the above factors, it has been determined that any current expected credit loss under ASC 326 for Customer receivables would be immaterial , and therefore, no reserve is recorded at December 31, 2020.

Investments in Securities
The Company's investments in securities are recorded on a trade date basis and are reflected at fair value on the accompanying Statement of Financial Condition. Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date.

Deposits with Clearing Organizations
Deposits with clearing organizations represent cash deposited with central clearing agencies for the purposes of supporting clearing and settlement activities.

Receivables from clearing organizations include amounts due from DTC, NSCC, OCC and CFTC. Each has specific industry standard daily reconciliations of their securities activity, net settlements, and a daily update of margin and clearing fund requirements for NSCC, OCC and CFTC. DTC's clearing fund requirement is updated monthly. There is no prior loss history with these clearing organizations. Risk of loss from clearing organizations is expected to be immaterial over the life of these receivables. Based on the above factors, the Company has determined an ACL under ASC 326 for receivables from clearing organizations is not needed at December 31, 2020.

Receivable from and Payable to Broker-Dealers
Receivables include amounts receivable relating to open transactions, non-customer receivables, and amounts related to unsettled securities activities. Payables include amounts payable relating to open transactions, non-customer payables, and amounts related to unsettled securities activities. These balances are reported net by counterparty when the right of offset exists. Receivable from and Payable to Broker-Dealers are included in the accompanying Statement of Financial Condition.

The Company conducts business with other brokers and Receivables from brokers refers to brokers' proprietary activity and correspondent brokers' clients' activity. Risks and the assessment of ASC 326 for correspondent brokers are addressed in Customer receivables.

All other broker receivables risk and ASC 326 assessments are addressed in separate sections as they relate to specific transactions elsewhere.

Securities Failed to Deliver and Securities Failed to Receive
Securities failed to deliver or securities failed to receive represent sales and purchases of securities by the Company, respectively, either for its account or for the accounts of its customers or other brokers and dealers, which were not delivered or received on settlement date. Such transactions are initially measured at their contracted value. These amounts are reported in the accompanying Statement of Financial Condition as Receivable from and Payable to broker-dealers.

Securities failed to deliver fall under the scope of ASC 326 and are subject to losses due to counterparty risk as well as market risk through buy-ins. The Company is a participant in in Continuous Net Settlement ("CNS"), the process used by NSCC that guarantees and nets street-wide activity, confirms all activity and ending positions, and marks them to market daily. The Company also participates in Obligation Warehouse, who reprices and attempts to settle certain outstanding fails through the automated CNS process. Broker fails outside of CNS and Obligation Warehouse occur infrequently and are immaterial, and therefore no ACL is recorded under ASC 326 at December 31, 2020.

Risk of loss of CNS fails is very low as they are marked to market daily and guaranteed by NSCC. Non-CNS fails receivable are collateralized by securities. The Company's use of Obligation Warehouse reduces overall non-CNS fails coupled with continuous monitoring has resulted in minimal losses over the past three years. Based on the above factors, there is no material current expected credit loss under ASC 326 for Securities failed to deliver at December 31, 2020.

Securities Borrowed and Securities Loaned and Reverse Repurchase Agreements
Securities borrowed and securities loaned transactions are recorded at the amount of cash collateral advanced or received, respectively, with all related securities, collateral, and cash both held at and moving through DTC as appropriate for each counterparty. Securities borrowed transactions require the Company to deposit cash or other collateral with the lender. Securities loaned transactions require the receipt of collateral by the Company in the form of cash in an amount generally in excess of the fair value of securities loaned. The Company monitors the fair value of securities borrowed and loaned daily, with additional collateral obtained or returned as necessary. Transactions involving securities purchased under agreements to resell ("reverse repurchase agreements" or "reverse repos") are accounted for as collateralized agreements, which are classified as Securities segregated under within the Statement of financial condition. The Company enters into reverse repurchase agreements as part of its cash management strategy. It is the policy of the Company to obtain possession of collateral with a fair value equal to or in excess of the principal amount loaned under resale agreements. Securities borrow and loan fees represent interest or (rebate) on the cash received or paid as collateral on the securities borrowed or loaned. Interest receivable and interest payable are included in the accompanying Statement of Financial Condition in receivable from broker-dealers, and accrued expenses and other liabilities, respectively.

The Company applies a practical expedient to ASC 326 regarding its securities borrowed and loaned balances and their underlying collateral. Inherent in this activity, the Company and its counterparties to securities borrowed and

loaned transactions, mark to market the collateral, securing these transactions on a daily basis through DTC. The counterparty continually replenishes the collateral securing the asset in accordance with standard industry practice. Based on the above factors, there is no material current expected credit loss under ASC 326 for Securities borrowed and loaned transactions is not needed at December 31, 2020.

Other Assets
Other assets are comprised of interest and other receivables, prepaid expenses, loan receivable, and DTC stock.

Operating Leases
ASU No.2016-02, Leases (Topic 842), requires lessees to record an operating lease right-of-use asset, representing the right to use the underlying asset for the lease term, and a corresponding liability to make lease payments equal to the present value of future rental payments in the accompanying Statement of Financial Condition for all leases with a term greater than one year. As most leases do not state a discount rate, the Company utilizes the incremental borrowing rate based on information available at the commencement date of each individual lease, to determine the present value of the lease payments. The weighted average discount rate used was 5.25%. As of December 31, 2020, the operating lease right-of-use asset and associated liability is $4,712,365. Expense from operating leases is calculated and recognized on a straight-line basis over the applicable lease periods, taking into account rent holidays, lease incentives and escalating rent terms.

The Company has non-cancelable operating leases for its offices and rental equipment and has elected not to separate lease and non-lease components. Future minimum lease payments (with initial or remaining lease terms in excess of one year) total $5,280,480 as follows: 2021 $1,699,096, 2022 $1,324,381, 2023 $ 505,703, 2024 $520,886, 2025 and thereafter $1,230,414. Leasehold improvements are amortized on a straight-line basis over the lesser of the estimated useful lives or expected lease terms.

Fixed Assets
Fixed assets are recorded at cost, net of accumulated depreciation and amortization, and consist primarily of computer hardware and furniture, fixtures, and equipment. Depreciation is recorded using the straight-line basis and estimated useful service lives of the assets, which range from three to seven years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease. Fixed asset balances are recorded in the accompanying Statement of Financial Condition. Fixed assets are reviewed annually for impairment, with no such impairment loss recorded in the current year.

Payable to Correspondents
The Company collects commissions and other fees from correspondent introducing brokers' customers each month. As stipulated by individual agreements with correspondent introducing brokers ("correspondents"), the Company remits net amounts due to correspondents after deducting charges for clearing, execution, and others as applicable.

Revenue Recognition
The Company's revenue from contracts with customers is recognized when a performance obligation is satisfied, typically in the month that services are provided. These performance obligations are primarily to provide brokerage, clearing, execution and other administrative support. The Company bills each client for such services monthly, with payment terms of net 30 days. Revenues are primarily earned on customer transactions and assets under management. Interest income & other income is considered revenue from sources other than contracts with customers.

Transaction-Based Revenue
Transaction based revenues consist of clearing fees, execution fees, and other contract revenues based on client's account activity. Clearing and execution revenue is driven by trade volume plus monthly charges for processing capability where applicable. This revenue is generally recognized on a trade date basis. The customer account activity

revenue consists of bank ACH fees, wire fees, new account fees and clearing org trading activity fees charged to clients. The Company records the customer account activity revenue when the transactions occur.

Asset-Based Revenue
Asset-based revenue consists of interest income and other contractual revenues based on assets held in a client's account. Interest income includes margin interest income and interest on client cash invested in banks plus securities lending revenue. The revenue based on client account assets primarily consists of funded account fees, ACAT fees, paper statement fees and proxy fees. The Company primarily records this revenue in the month the revenue is earned and the service is performed. Other revenues consist of firm trading gains or losses and integration fees.

Translation of Foreign Currencies
The Company's functional base currency is the U.S. Dollar and its clients have a minimal amount of assets and liabilities denominated in foreign currencies. The assets and liabilities denominated in foreign currencies are translated at year-end rates of exchange and result in no risk to the Company, as these are client assets and liabilities, not the Company's. The Company has limited foreign currency exchange exposure and does not hedge its foreign currency risk.

Income Tax
The Company files a consolidated U.S. income tax return with ACH on a calendar year basis and combined or separate returns for state tax purposes where required. Deferred tax assets and liabilities are determined based on the temporary differences between carrying amounts and tax bases of assets and liabilities using enacted tax rates expected to apply to taxable income in the periods in which the deferred tax asset or liability is expected to be settled or realized. Uncertain tax positions are recognized if they are more likely than not to be sustained upon examination, based on the technical merits of the position. Changes in the unrecognized tax benefits occur on a regular basis due to tax return examinations and settlements that are concluded, statutes of limitations that expire, and court decisions that are issued that interpret tax law. There are positions involving taxability in certain tax jurisdictions and timing of certain tax deductions for which it is reasonably possible that the total amounts of unrecognized tax benefits for uncertain tax positions will significantly decrease within twelve months because the tax positions may be settled in cash or otherwise resolved with taxing authorities. When applicable, a valuation allowance is established to reduce any deferred tax asset when it is determined that it is more likely than not that some portion of the deferred tax asset will not be realized. Current and deferred tax expense is allocated to the Company based on a "separate return" method. Under this method we are assumed to file a separate return with the tax authority, thereby reporting our taxable income or loss and paying the applicable tax to or receiving the appropriate refund from ACH. Our current provision is the amount of tax payable or refundable on the basis of a hypothetical, current-year separate return. Any difference between the tax provision (or benefit) allocated to us under the separate return method and payments to be made to (or received from) ACH for tax expense are ultimately settled through cash transfers.

Collateral
The Company receives collateral in connection with margin lending, securities borrowed, and reverse repurchase agreements. Under various agreements, the Company is permitted to pledge the securities held as collateral, use the securities to enter into securities-lending arrangements, or deliver the securities to counterparties to cover short positions. At December 31, 2020, the Company had access to $1,543,377,675 of collateral from the margin lending book, and an additional $140,562,845 from securities borrowed and securities purchased under agreements to resell. The collateral available primarily consisted of US equity and ETF securities. At December 31, 2020, the Company had utilized $306,627,001 of such collateral to support securities lending contracts, had $499,143,709 in fully paid securities lending. The collateral pledged in securities lending transactions is marked to market on a daily basis and not subject to term commitments.

Recently Adopted Accounting Pronouncements
In June 2016, the FASB issued ASC 326, whose main objective is to provide financial statement users with useful information about the expected credit losses on financial instruments and other commitments to extend credit held by an entity at each reporting date. To achieve this objective, the amendments in ASC 326 replace the incurred loss impairment methodology in U.S. GAAP with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to develop credit loss estimates. Under ASC 326, the Company has the ability to determine there are no expected credit losses in certain circumstances (i.e. based on collateral arrangements or the credit quality of the counterparty).

The Company identified in-scope assets impacted by the new standard as:

 i.   Cash
 ii.   Cash segregated under federal regulations
 iii.   Securities segregated under federal regulations
 iv.   Receivables from customers
 v.   Securities borrowed
 vi.   Receivables from broker-dealers

Asset classes within the scope of ASC 326 require the below components to disclose:

 i.   Description of the credit quality indicators considered by management
 ii.   Description of the method(s) utilized to make estimates
 iii.   Descriptions of risk characteristics of each asset class
 iv.   Current conditions affecting management's estimate(s)
 v.   Whether a reserve has been recorded on a particular asset class as of December 31, 2020

ASC 326 specifies that the Company adopt the new guidance prospectively by recording a cumulative-effect adjustment to the opening retained earnings as of the beginning of the period of adoption. Effective January 1, 2020, the Company adopted ASC 326. The Company has evaluated the impact of adopting ASC 326 and determined it had no material impact on the Company's accompanying Statement of Financial Condition.

NOTE 3 – CASH AND SECURITIES SEGREGATED UNDER FEDERAL REGULATIONS

At December 31, 2020, cash and securities segregated in special reserve accounts under the SEC Customer Protection Rule totaled $7,889,198,095. Of this amount, $7,820,349,288 was for the exclusive benefit of customers, made up of $7,445,779,923 in cash, $199,984,000 in treasuries, and $174,585,365 in treasuries from reverse repurchase agreements. Furthermore, $68,848,807 was for the exclusive benefit of proprietary accounts of brokers ("PAB"). Additionally, cash segregated under CFTC Regulation 1.32 was $55,031,279, of which $20,583,538 was held in a segregated bank account and $34,447,741 was held at a clearing FCM.

NOTE 4 – FAIR VALUE OF FINANCIAL INSTRUMENTS

FASB ASC 820, Fair Value Measurements, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or the price paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income, or cost approach, as specified by ASC 820 are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 – Inputs are quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date. Valuation of these instruments does not require a high degree of judgment, as the valuations are based on quoted prices in active markets that are readily and regularly available.

Level 2 – Inputs other than quoted prices in active markets that are either directly or indirectly observable as of the measurement date, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active or other inputs that are observable or can be corroborated by observable market data for substantially the full terms of the assets or liabilities. These financial instruments are valued by quoted prices that are less frequently refreshed than those in active markets or by models that use various assumptions derived from or supported by data that is generally observable in the marketplace. Valuations in this category are inherently less reliable than those determined by quoted market prices due to the degree of subjectivity involved in determining appropriate methodologies and applicable underlying assumptions. Examples of observable inputs other than quoted prices for the asset or liability are interest rates and yield curves observable at commonly quoted intervals, volatilities, prepayment speeds, loss severities, credit risks, and default rates.

Level 3 – Valuations based on inputs that are unobservable and not corroborated by market data. These financial instruments have significant inputs that cannot be validated by readily determinable data and generally involve considerable judgment by management.

The level of input used for valuing securities is not necessarily an indication of the risk associated with investing in those securities.

The following is a description of the valuation methodologies applied to the Company's major categories of assets and liabilities measured at fair value on a recurring basis:

Level 1 – Investment and trading securities – Quoted market prices are used where available
Level 2 – Investment and trading securities – Relevant quotes from the appropriate clearing organization

Certain assets are recorded in the accompanying Statement of Financial Condition at fair value, on a recurring basis, measured as follows as of December 31, 2020:

	Level 1	Level 2	Level 3	Total
Assets				
US government securities	249,554,968	-	-	249,554,968
Total	$ 249,554,968	$ -	$ -	$ 249,554,968

The Company had no transfers between levels during the year.

NOTE 5 – RECEIVABLE FROM AND PAYABLE TO BROKER DEALERS

Amounts Receivable from and Payable to broker dealers at December 31, 2020, consist of the following:

	Receivable	Payable
Securities failed to deliver/receive	$ 15,889,447	$ 29,442,326
Receivables from correspondents (net of allowance of $147,521)	4,298,382	
Other fees and commissions receivable/payable	11,907,875	
Total	$ 32,095,704	$ 29,442,326

NOTE 6 – SHARE CAPITAL

Share capital includes two classes of stock consisting of common and preferred. Authorized common stock includes 200,000 shares with a par value of $ 0.10 per share. There are currently 100,000 shares outstanding. Authorized preferred stock includes 1,000 shares with a par value of $1.00 per share. There is currently one share outstanding.

NOTE 7 – OFFSETTING ASSETS AND LIABILITIES

Substantially all of the Company's securities borrowing and securities lending activity is transacted under master agreements that may allow for net settlement in the ordinary course of business, as well as offsetting of all contracts with a given counterparty in the event of default by one of the parties. However, for financial statement purposes, the Company does not net balances related to these financial instruments.

The following table presents information about the potential effect of rights of setoff associated with the Company's recognized assets and liabilities as of December 31, 2020:

	Gross Amounts of Recognized Assets and Liabilities	Gross Amounts Offset in the Statement of Financial Condition (1)	Net Amounts Presented in the Statement of Financial Condition	Collateral Received or Pledged (2)	Net Amount (3)
Assets					
Securities borrowed:					
Deposits paid for securities borrowed	$ 469,786,656	$ -	$ 469,786,656	$ (457,984,037)	$ 11,802,619
Securities purchased under agreements to resell	175,000,000	-	175,000,000	(176,382,406)	(1,382,406)
Liabilities					
Securities loaned:					
Deposits received for securities loaned	$1,218,125,402	$ -	$ 1,218,125,402	$(1,123,109,932)	$ 95,015,470

(1) Amounts represent recognized assets and liabilities that are subject to enforceable master agreements with rights of setoff.
(2) Represents the fair value of collateral the Company had received or pledged under enforceable master agreements.
(3) Represents the amount for which, in the case of net recognized assets, the Company had not received collateral, and in the case of net recognized liabilities, the Company had not pledged collateral.

NOTE 8 – SHORT-TERM BORROWINGS

At December 31, 2020, the Company had short-term bank credit facilities with five financial institutions with available borrowing capacity as follows:

	Committed Unsecured	Uncommitted Unsecured	Uncommitted Secured	Total Facility Size	Expire Date
Facility 1	$ -	$ 10,000,000	$ 125,000,000	$ 125,000,000	None
Facility 2	-	10,000,000	-	10,000,000	None
Facility 3	-	-	-	-	None
Facility 4	-	-	100,000,000	100,000,000	None
Facility 5	25,000,000	-	-	25,000,000	Oct 2021
Facility 6	-	-	75,000,000	75,000,000	None
Syndicate line	100,000,000	-	-	100,000,000	Sep 2021
Total	$ 125,000,000	$ 20,000,000	$ 300,000,000	$ 435,000,000	

No amounts are outstanding at December 31, 2020 under the above facilities. The uncommitted, secured lines of credit mentioned above bear interest at a rate that varies with the federal funds rate, have no stated expiration dates, and are repayable on demand. In general, the advance requires between 80% and 95% of the collateral value posted, and the banks have the authority to not accept certain collateral or to set concentration limits. The uncommitted, unsecured lines of credit mentioned above bear interest at a rate that varies with the Prime rate, federal funds rate or 30-day LIBOR rate, have no stated expiration date, and are repayable on demand. At December 31, 2020, the Company had no outstanding short-term bank loans on these facilities.

The Company also has the ability to create short-term liquidity under stock loan arrangements, at December 31, 2020, the Company had not utilized the securities lending facility to borrow cash. These arrangements bear interest at variable rates based on various factors, including market conditions and the types of securities loaned, are secured primarily by our customers' margin account securities, and are repayable on demand.

NOTE 9 – INCOME TAXES

As of December 31, 2020, the Company has no U.S. federal net operating loss carryforwards and no U.S. state and local net operating loss carryforwards. No valuation allowance was recorded at December 31, 2020, as the temporary differences disclosed below relate to deferred income tax assets that are more likely than not to be realized in future years. The net deferred tax asset of $540,892 is included in Other assets in the accompanying Statement of Financial Condition.

The components of the net deferred tax assets and liabilities as of December 31, 2020 are as follows:

Allowance for bad debts	$ 42,942
Accrued expenses	808,660
Unrealized Loss	276,535
Total deferred tax assets	1,128,137
Prepaid expenses	(47,594)
Property and equipment	(539,651)
Total deferred tax liabilities	(587,245)
Net deferred tax assets	$ 540,892

The Company recognizes and measures its unrecognized tax benefits and assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances, and information available at the end of each period.   The measurement of unrecognized tax benefits is adjusted when new information is available or when an event occurs that requires a change.

The Company does not have any material uncertain tax positions. As of December 31, 2020, generally the past three years remain subject to examination by various tax jurisdictions under the statute of limitations. In addition, management does not expect a significant change in uncertain tax positions during the twelve months subsequent to December 31, 2020.

NOTE 10 – FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

In the normal course of business, the Company purchases and sells securities and pledges or receives collateral as both principal and agent. If a party to a transaction fails to fulfill its contractual obligation, the Company may incur a loss if the market value of the security is different from the contract amount of the transaction. When the Company acts as principal, it trades various financial instruments and enters into various investment activities, including treasury securities. Each of these financial instruments contains varying degrees of off-balance sheet risk whereby changes in the market values of the securities or other underlying financial instruments may be in excess of the amounts recognized in the accompanying Statement of Financial Condition.

Collateral Finance
The Company may be required to pledge eligible collateral with its banking or, securities lending counterparties, or central clearing organizations. In the event a counterparty is unable to meet its contractual obligation to return pledged collateral, the Company may be exposed to the risk of acquiring the underlying securities at prevailing market values. All securities lending counterparty agreements are secured by securities or cash at or in excess of amounts loaned. The Company and its counterparties control this risk by monitoring the market value of securities pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposure. It is the Company's policy to periodically review the credit standing of counterparties with which it conducts business.

Customer Margin
In the event a customer or broker fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's or broker's obligations. The Company seeks to control the risks associated with its customer and broker activities by requiring the maintenance of margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels and has established guidelines to require customers and brokers to deposit additional collateral or to reduce

positions when necessary. Management believes that the margin deposits and collateral held at December 31, 2020 were adequate to mitigate the risk of material loss that could be created by positions held at that time.

The Company's policy is to continually monitor its market exposure and counterparty risk and to periodically review the credit standing of all parties with which it conducts business, including correspondents, direct customers, and customers of correspondents. For customers introduced on a fully disclosed basis by introducing broker-dealers, the Company typically has a contractual right of recovery from such introducing broker-dealers in the event of nonperformance by the customer. The Company can offset associated client balances with their applicable correspondent balances if required or applicable. In general, the Company requires a risk deposit from introducing broker-dealers. In the event the customer or introducing broker-dealer does not perform, and the associated risk deposit is insufficient to cover the exposure, the Company is at risk of loss. Additionally, if the Company, on behalf of its correspondents and customers, has sold securities that it does not currently own, it will be obligated to purchase such securities at a future date. The Company may incur a loss if its customers do not perform and the fair value of the sold securities increases subsequent to December 31, 2020.

The Company's customer clearance and settlement activities include the acceptance and clearance of equities, fixed income, futures, and option contracts for its customers, which are primarily institutional, commercial, exchange members and retail customers introduced by registered introducing broker-dealers, and direct customers. The Company guarantees to the respective clearing houses or other broker-dealers its customers' performance under these contracts. In accordance with regulatory requirements and market practice, the Company requires its customers to meet, at a minimum, the margin requirements established by regulatory bodies. These activities may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contractual obligation.

At December 31, 2020, the Company did not have significant concentrations of credit risk with any one customer or counterparty or with any group of customers or counterparties.

NOTE 11 – TRANSACTIONS WITH RELATED PARTIES

PEAK6
PEAK6 is providing various support and other services to the Company and is entitled to fees and other payouts pursuant to the terms of a Support Services Agreement between ACH and PEAK6 as amended "Support Services Agreement" (SSA) and the purchase agreement between Penson Technologies LLC, PEAK6, the Company and PEAK6's Limited Liability Company Agreement. At December 31, 2020, the Company had a payable to PEAK6 of $2,101,455 recorded as Payable to affiliates in the accompanying Statement of Financial Condition.

PEAK6 Capital Management LLC
The Company and PEAK6 Capital Management LLC ("CapMan") maintain a clearing agreement for clearing and execution services provided by the Company. On January 27, 2015, the Company entered into a joint back office ("JBO") arrangement with CapMan. Under terms of the JBO, CapMan purchased preferred stock from the Company for $25,000. At December 31, 2020 the Company had a receivable of $3,128 from CapMan that is recorded in Receivable from broker-dealers in the accompanying Statement of Financial Condition. At December 31, 2020, CapMan had credit balances in their PAB accounts at the Company totaling $1,367,404 that are recorded in Payable to customers in the accompanying Statement of Financial Condition.

Electronic Transaction Clearing, Inc.
Electronic Transaction Clearing, Inc., ("ETC") is wholly owned by ACH and is a subsidiary of PEAK6. The Company is providing various support and other services to ETC, and is entitled to fees and other payouts pursuant to the terms of an SSA, effective September 17, 2019 between the Company and ETC. At December 31, 2020, the Company had a receivable from ETC of $1,591,492, securities loaned to ETC of $97,725,800, and securities borrowed to ETC of $16,470,000, recorded in Other assets, Securities loaned, and Securities borrowed, respectively in the accompanying Statement of Financial Condition.

Kairos Solutions LLC

Kairos Solutions ("Kairos") is a subsidiary of PEAK6. The Company is providing various support and other services to Kairos and is entitled to fees and other payouts pursuant to the terms of the SSA between the Company and Kairos. At December 31, 2020, the Company had a receivable from Kairos of $177,200 included as a Receivable from affiliates in the accompanying Statement of Financial Condition.

Apex Crypto

Apex Crypto ("Crypto") is a subsidiary of PEAK6. The Company is providing various support and other services to Apex Crypto and is entitled to fees and other payouts pursuant to the terms of the Services Agreement between the Company and Crypto. At December 31, 2020, the Company had a receivable from Crypto of $15,000 included as a Receivable from affiliates in the accompanying Statement of Financial Condition.

PEAK6 NI Limited

PEAK6 NI Limited ("PEAK6 NI") is a subsidiary of PEAK6 and is providing various support and other services to the Company and is entitled to fees and other payouts pursuant to the terms of a Services and Expense Sharing Agreement between PEAK6 NI and the Company. At December 31, 2020, the Company had a payable to Peak6 NI Limited of $54,299 recorded in the accompanying Statement of Financial Condition as a payable to affiliates.

Apex Clearing Holdings, LLC

At December 31, 2020, the Company had a payable to ACH of $1,955,262 related to taxes recorded in the accompanying Statement of Financial Condition as a Payable to affiliates.

NOTE 12 – EMPLOYEE BENEFIT PLAN

The Company provides a defined contribution 401(k) employee benefit plan (the "Plan") that covers substantially all employees. Under the Plan, the Company may make a discretionary match contribution. All employees are eligible to participate in the Plan, based on meeting certain age and term of employment requirements. The total discretionary match contribution payable for the year ended December 31, 2020 was $957,844 and is included in Accrued expenses and other liabilities in the accompanying Statement of Financial Condition.

NOTE 13 – CONTINGENCIES

From time to time, the Company may become involved in various legal matters and regulatory inquiries or examinations in the ordinary course of conducting business. The Company is not aware of any material contingencies relating to such matters that would require accrual or disclosure in the accompanying financial statement at December 31, 2020.

NOTE 14 – GUARANTEES

The Company is required to disclose information about its obligations under certain guarantee arrangements. Guarantees are defined as contracts and indemnification agreements that contingently require a guarantor to make payments for the guaranteed party based on changes in an underlying security (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or non-occurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. They are further defined as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement, as well as indirect guarantees of indebtedness of others. Guarantees made by a clearing broker-dealer can be a reduction to regulatory Net Capital.

As previously disclosed, the Company is a member of certain clearing organizations.   The Option Clearing Corporation ("OCC") is formed as a mutual in which members agree to fund another member's deficit if that member's clearing fund has been extinguished.   The OCC has not had a significant issue with a member's deficit. The Company, therefore, cannot estimate any guarantee obligation associated with the OCC membership.   Further,

management believes the exposure to be remote and therefore, the Company does not take a reduction to regulatory Net Capital for this guarantee nor has a reserve been established in the accompanying Statement of Financial Condition.

Associated with its membership, the Company may be required to pay a proportionate share of the financial obligations of another member who may default on its obligations to the organization. While the rules governing different exchange memberships vary, in general, the Company's guarantee obligations would arise only if the organization had previously exhausted its resources. In addition, any such guarantee obligation would be apportioned among the other non-defaulting members of the organization. Any potential contingent liability under these membership agreements cannot be estimated. The Company has not recorded any contingent liability in the accompanying Statement of Financial Condition for these agreements and believes that any potential requirement to make payments under these agreements is remote.

NOTE 15 – NET CAPITAL REQUIREMENTS

The Company is a broker-dealer, subject to the SEC Uniform Net Capital Rule ("Rule 15c3-1") under the Securities Exchange Act of 1934 and is a futures commission merchant subject to the CFTC Minimum Capital Requirement (Regulation 1.17). The Company is required to maintain "net capital" equivalent to the greater of $1,500,000, 2% of "aggregate debit items" or the greater of the sum of 8% of the futures customer risk maintenance margin requirement plus 8% of the futures noncustomer risk maintenance margin requirement or $1,000,000, as these terms are defined.

Adjusted Net Capital, aggregate debit items, and risk maintenance margin requirements change from day to day. At December 31, 2020, under the more restrictive of these rules, the Company had net capital of $221,754,625, of which $190,963,611 was in excess of its required minimum net capital of $30,791,014. As an FCM, the Company must maintain a risk based net capital requirement of not less than 110% of CFTC minimum net capital requirement. At December 31, 2020, minimum net capital requirement was $2,897,112, calculated per CFTC Rule 1.17.

NOTE 16 – SIGNIFICANT SERVICE PROVIDERS

On January 1, 2019 the Company entered into a Master Services Agreement with Broadridge Financial Solutions, Inc. ("Broadridge") that expires and terminates on December 31, 2023. If the Company terminates the agreement for convenience, the Company may be obligated to pay Broadridge a termination fee, with maximum exposure at December 31, 2020 of $15,285,163.

NOTE 17 – NOVEL CORONAVIRUS ("COVID-19")

The effects of the outbreak of COVID-19 have impacted and continue to impact the global economy and global financial markets. This impact could affect the Company's business and results of operations. The Company has taken precautions to protect the safety and well-being of its employees and customers. The Company is continuously monitoring circumstances surrounding COVID-19, as well as economic and market conditions, to determine potential effects on our clients, employees, and operations.

In March 2020, the Company successfully implemented a work from home policy during the pandemic, enabling all employees to work remotely across all functions without any significant disruptions to the business or control processes. The Company sees no impending changes in the near future to such policy or to its ability to continue to maintain its operations.

NOTE 18 – SUBSEQUENT EVENTS

The Company evaluates subsequent events through the date on which the financial statement was issued. Other than the below items, there have been no material subsequent events that occurred during this period that could require an adjustment to this financial statement.

ACH made capital contributions to the Company of $100,000,000 and $50,000,000 on January 29, 2021 and February 2, 2021, respectively. These contributions were made due to market conditions and related activities.

On February 22, 2021, ACH announced they have agreed to merge with Northern Star Investment Corp, listed on the New York Stock Exchange ("NYSE") as NSTB, with the combined entity, ACH, to list on the NYSE as APX. The transaction is expected to close in the 2nd quarter of 2021 subject to, among other customary conditions, pending regulatory and stockholder approval and other standard closing requirements.

SUPPLEMENTAL INFORMATION

Apex Clearing Corporation
SCHEDULE I
Computation of Net Capital Pursuant to Rule 15c3-1
Under the Securities Exchange Act of 1934 and Regulation 1.17
Under the Commodity Exchange Act
As of December 31, 2020

Net Capital

Total stockholder's equity	$254,475,461
Subordinated borrowings allowable in computation of net capital	-
Total capital and allowable subordinated borrowings	**254,475,461**

Deductions and/or charges:

Non-allowable assets

Receivable from broker-dealers	6,537,527
DTC common stock	2,609,300
Fixed assets	2,467,359
Receivable from customers	4,882,464
Other	11,101,547
Total non-allowable assets	**27,598,197**

Additional charges for customers' and noncustomers' security accounts	2,286,122
Aged fails-to-deliver	1,015,195
Other deductions	1,270,910
Total deductions and/or charges	**32,170,424**

Net capital before haircuts on securities positions	**222,305,037**
Haircuts on securities	550,412
Net Capital	**221,754,625**

Net capital requirement – Greater of 2% of aggregate debit items as shown in Computation for Determination of Reserve Requirements on Schedule II or $1,500,000	30,791,014

Excess Net Capital	**$190,963,611**

Percentage of net capital to aggregate debit items	0

Net Capital in excess of 5% of combined aggregate debits	$144,777,089

Apex Clearing Corporation
SCHEDULE I
Computation of Net Capital Pursuant to Rule 15c3-1
Under the Securities Exchange Act of 1934 and Regulation 1.17
Under the Commodity Exchange Act
As of December 31, 2020

Schedule I (Continued)

Computation of Alternative Net Capital Requirement - CFTC

Amount of customer risk maintenance margin requirement	36,213,903
8% of customer risk maintenance margin requirement	2,897,112
Total Alternative Net Capital Requirement	$ 2,897,112

Greater of 8% of the non-customer risk maintenance margin requirement under the Commodity Exchange Act; or $1,000,000	$ 2,897,112
2% of aggregate debit items as show in Formula for Reserve Requirements pursuant to Rule 15c3-3	30,791,014
Net Capital Requirement	**30,791,014**

Excess Net Capital	**$190,963,611**

Net Capital in Excess of 110% of the Risk-based Capital Requirement under the Commodity Exchange Act	**$218,567,801**

Note: The above computation does not differ from the computation for determination of Customer Reserve requirements prepared by the Company as of December 31, 2020, and filed with FINRA on January 27, 2021 on Form X-17a-5.

Apex Clearing Corporation
SCHEDULE II
Formula for Determination of Customer Account Reserve Requirements
of Brokers and Dealers
Pursuant to Rule 15c3-3 Under the Securities Exchange Act of 1934
As of December 31, 2020

Credit Balances

Free credit balances and other credit balances in customers' security accounts	$ 8,262,791,653
Monies payable against customers' securities loaned	865,244,562
Customers' securities failed to receive	25,951,356
Credit balances in firm accounts which are attributable to principal sales to customers	1,808,280
Market value of short security count differences over 30 calendar days old	-
Market value of short securities and credits in all suspense accounts over 30 business days	1,823,805
Market value of securities pledged to the Options Clearing Corporation for all option contracts written or purchased in customer accounts	176,336,011
Total Credit Items	**9,333,955,667**

Debit Balances

Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection	1,067,347,021
Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver	135,685,015
Failed to deliver of customers' securities not older than 30 calendar days	11,114,783
Margin required and on deposit with OCC for all option contracts written or purchased in customer accounts	325,403,894
Aggregate Debit Items	**1,539,550,713**
Less 3% charge	46,186,521
Total Debit Items	**1,493,364,192**

Excess of total credits over total debits	**7,840,591,475**
Amount held on deposit in "Reserve Bank Account " including value of qualified securities – December 31, 2020	7,820,349,288
Amount allowable on deposit in "Reserve Bank Accounts" including value of qualified securities – December 31, 2020	-
Amount of deposit - January 4, 2021	91,000,000
Allowable amount in Reserve Bank Account after deposit	**$ 7,911,349,288**

Note: The above computation does not differ from the computation for determination of Customer Reserve requirements prepared by the Company as of December 31, 2020, and filed with FINRA on January 27, 2021 on Form X-17a-5.

Apex Clearing Corporation
SCHEDULE III
Formula for Determination of PAB Account Reserve Requirements of Brokers and Dealers
Pursuant to Rule 15c3-3 Under the Securities Exchange Act of 1934
As of December 31, 2020

Credit Balances

Free credit balances and other credit balances in PAB security accounts	$ 65,614,094
Monies payable against PAB securities loaned	754,006
PAB securities failed to receive	710,884
Short Sales to PAB	1,394
Total PAB Credits	**67,080,378**

Debit Balances

Debit balances in PAB cash and margin accounts excluding unsecured accounts and accounts doubtful of collection	241,450
Securities borrowed to effectuate short sales by PAB and securities borrowed to make delivery on PAB securities failed to deliver	415,682
Failed to deliver of PAB securities not older than 30 calendar days	6,945
Total PAB Debits	**664,077**

Excess of total PAB credits over total PAB debits	66,416,301
Amount held on deposit in PAB reserve bank account – December 31, 2020	68,848,807
Amount of deposit - January 4, 2021	4,000,000
New amount in PAB reserve bank account after deposit	**$ 72,848,807**

Note: The above computation does not differ from the computation for determination of PAB Reserve requirements prepared by the Company as of December 31, 2020, and filed with FINRA on January 27, 2021, on Form X-17a-5.

Apex Clearing Corporation
SCHEDULE IV
Information Relating to the Possession or Control Requirements for Brokers and Dealers
Pursuant to Rule 15c3-3 Under the Securities Exchange Act of 1934
As of December 31, 2020

	Market Value	No. of Items
Customers' fully paid securities and excess margin securities not in the Company's possession or control as of December 31, 2020 (for which instructions to reduce to possession or control had been issued as of December 31, 2020, but for which the was not taken within the time frames specified under Rule 15c3-3) required action	-	-
Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of December 31, 2020, excluding items arising from "temporary lags that result from normal business operations" as permitted under Rule 15c3-3	-	-

Apex Clearing Corporation
SCHEDULE V

Statement of Segregation Requirements and Funds in Segregaton
for Customers Trading on US Commodity Exchanges
As of December 31, 2020
Unaudited

Segregation Requirement

Net Ledger Balance

Cash	$ 39,768,781
Net Unrealized Profit in Open Futures Contracts	690
Exchange traded options	
A. Add market value of open option contracts purchased on a contract market	9,232,123
B. Deduct market value of open option contracts granted (sold) on a contract market	(17,349,792)
Add Accounts Liquidating to a Deficit and Accounts with Debit Balances - Gross Amount	710,021
Amount Required to Be Segregated	32,361,823

Funds on Deposit in Segregation

Deposits in Segregated Funds Bank Accounts:

Cash	20,583,538
Net Equities with other FCMs	
Net Liquidating Equily	34,447,741
Total Amount in Segregation	55,031,279
Excess(Deficiency) Funds in Segregation	22,669,456
Management Target Amount for Excess Funds in Segregation	7,000,000
Excess(Deficiency) Funds in Segregation Over(Under) Management Target	
Excess	$ 15,669,456

Note: There are no material differences between the above computation for determination of segregation requirements and funds in segregation pursuant to regulations under the Commodity Exchange Act and the corresponding computation included in Apex Clearing Corporation's Part II Form X-17A-5 as filed on January 27, 2021.

Apex Clearing Corporation
SCHEDULE VI
Statement of Segregation Requirements and Funds in Segregaton
for Customers' Dealer Options Contracts
As of December 31,2020

1. Amount required to be segregated in accordance with
   Commission regulation 32.6 $ -

2. Funds in segregated accounts
   A. Cash   -
   B. Securities (at market)   -
   C. Total   -

3. Excess (deficiency) funds in segregation (subtract line 2.c from line 1) $ -

Note: There are no material differences between the above computation for determination of
segregation requirements and funds in segregation pursuant to regulations under the Commodity
Exchange Act and the corresponding computation included in Apex Clearing Corporation's Part II
Form X-17A-5 as filed on January 27, 2021.

Apex Clearing Corporation
SCHEDULE VII
CFTC FORM 1-FR-FCM
Statement of Secured Amounts and Funds Held in Separate Accounts for Foreign Futures and
Foreign Options Customers Pursuant to Commission Regulation 30.7
As of December 31, 2020

Foreign Futures and Foreign Options Secured Amounts

Amount required to be set aside pursuant to law, rule or regulation of a foreign government or a rule of a self-regulatory organization authorized thereunder	$	-
1. Net ledger balance - foreign futures and foreign options - all customers		
A. Cash		-
B. Securities		-
2. Net unrealized profit (loss) in open futures contracts traded on a foreign board of trade		-
3. Exchange traded options:		
A. Market value of open option contracts purchased on a foreign board of trade		-
B. Market value of open option contracts granted (sold) on a foreign board of trade		-
4. Net equity (deficit)		-
5. Accounts liquidating to a deficit and accounts with debit balances - gross amount		-
Less: amount offset by customer owned securities		-
6. Amount required to be set aside as the secured amount	$	-
Greater of amount required to be set aside to a foreign jurisdiction (above) or line 6	$	-

Apex Clearing Corporation
SCHEDULE VII
CFTC FORM 1-FR-FCM
Statement of Secured Amounts and Funds Held in Separate Accounts for Foreign Futures and
Foreign Options Customers Pursuant to Commission Regulation 30.7
As of December 31, 2020

Schedule VII (continued)

Funds on Deposit in Separate Regulation 30.7 Accounts

1. Cash in banks:
A. Banks located in the United States   -
B. Other banks qualified under Regulation 30.7
Name(s): _____   -
2. Securities
A. In safekeeping with banks located in the United States   -
B. In safekeeping with other banks qualified under Regulation 30.7
Name(s): _____   -
3. Equities with registered futures commission merchants:
A. Cash   -
B. Securities   -
C. Unrealized gain(loss) on open futures contracts   -
D. Value of long option contracts   -
E. Value of short option contracts   -
4. Amount Held by Clearing Organizations for Foreign Boards of Trade
Name(s): _____
A. Cash   -
B. Securities   -
C. Unrealized gain(loss) on open futures contracts   -
D. Value of long option contracts   -
E. Value of short option contracts   -
5. Amount held by members of foreign boards of trade
Name(s): _____
A. Cash   -
B. Securities   -
C. Unrealized gain(loss) on open futures contracts   -
D. Value of long option contracts   -
E. Value of short option contracts   -
6. Accounts with other depositories designated by a foreign board of trade
Name(s): _____   -
7. Segregated funds on hand (Describe: _____)   -

8. Total funds in separate Section 30.7 accounts $ -

Apex Clearing Corporation
SCHEDULE VII
CFTC FORM 1-FR-FCM
Statement of Secured Amounts and Funds Held in Separate Accounts for Foreign Futures and
Foreign Options Customers Pursuant to Commission Regulation 30.7
As of December 31, 2020

Schedule VII (continued)

9. Excess(Deficiency) Set Aside Funds for Secured Amount
(Subtract line 7 Secured Statement from line 8) $ -

10. Management target amount for excess funds in
Separate 30.7 accounts (unaudited)   -

11. Excess(deficiency) funds in separate 30.7 accounts
over(under) management target excess (unaudited)   -

Note: Apex does not offer foreign futures and foreign options customer accounts
under Commission Regulation 30.7

Note: There are no material differences between the above computation for determination of
segregation requirements and funds in segregation pursuant to regulations under the Commodity
Exchange Act and the corresponding computation included in Apex Clearing Corporation's Part II Form
X-17A-5 as filed on January 27, 2021.

Apex Clearing Corporation
SCHEDULE VIII
CFTC FORM 1-FR-FCM
Statement of Cleared SWAPS Customer Segregation Requirements and
Funds in Cleared SWAPS Customer Accounts Under 4D(F) of CEA
As of December 31, 2020

Cleared SWAPS Customer Requirements

1. Net ledger balance		
A. Cash	$	-
B. Securities (at market)		-
2. Net unrealized profit(Loss) in open cleared SWAPS derivatives		-
3. Cleared SWAPS options:		
A. Market value of open cleared SWAPS option contracts purchased		-
B. Market value of open SWAPS option contracts granted (sold)		-
4. Net equity(deficit) (add lines 1, 2 and 3)		-
5. Accounts liquidating to a deficit and accounts with debit balances - gross amount		-
Less: amount offset by customer owned securities		-
6. Amount required to be segregated for cleared SWAPS customers (add lines 4 and 5)		-

Apex Clearing Corporation
SCHEDULE VIII
CFTC FORM 1-FR-FCM
Statement of Cleared SWAPS Customer Segregation Requirements and
Funds in Cleared SWAPS Customer Accounts Under 4D(F) of CEA
As of December 31, 2020

Schedule VIII (continued)

Funds in Cleared SWAPS Customer Segregated Accounts:

7. Deposits in cleared SWAPS customer segregated accounts at banks:

A. Cash   -

B. Securities representing investments of cleared SWAPS customers' funds (at market)   -

C. Securities held for particular cleared SWAPS customers in lieu of cash (at market)   -

8. Margins on deposit with derivatives clearing organizations in cleared SWAPS customer segregated accounts:

A. Cash   -

B. Securities representing investments of cleared SWAPS customers' funds (at market)   -

C. Securities held for particular cleared SWAPS customers in lieu of cash (at market)   -

9. Net settlement from 9to) derivatives clearing organizations   -

10. Cleared SWAPS options:

A. Value of open cleared SWAPS long option contracts   -

B. Value of open cleared SWAPS short option contracts   -

11. Net Equities with other FCMs

A. Net Liquidating Equily   -

B. Securities representing investments of cleared SWAPS customers' funds (at market)   -

C. Securities held for particular cleared SWAPS customers in lieu of cash (at   -

12. Cleared SWAPS funds on hand (describe: _____)   -

13. Total amount in cleared SWAP customer segregation
(add lines 7 through 12)   -

14. Excess(deficiency) funds in cleared SWAPS customer segregation (substract line 6 from line 13) $ -

Apex Clearing Corporation
SCHEDULE VIII
CFTC FORM 1-FR-FCM
Statement of Cleared SWAPS Customer Segregation Requirements and
Funds in Cleared SWAPS Customer Accounts Under 4D(F) of CEA
As of December 31, 2020

Schedule VIII (continued)

15. Management Target Amount for Excess funds in cleared SWAPS segregation accounts (unaudited)   -

16. Excess (deficiency) funds in cleared SWAPS segregated accounts over (under) Management Target Excess (unaudited)   -

Note: Apex doesn't offer cleared SWAPS Customer Accounts under 4D(F) of CEA

Note: There are no material differences between the above computation for determination of segregation requirements and funds in segregation pursuant to regulations under the Commodity Exchange Act and the corresponding computation included in Apex Clearing Corporation's Part II Form X-17A-5 as filed on January 27, 2021.

Apex Clearing Corporation

Compliance Report
December 31, 2020

This report is deemed CONFIDENTIAL in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934.



RSM US LLP

Report of Independent Registered Public Accounting Firm

To Board of Directors
Apex Clearing Corporation.
Dallas, Texas

We have examined Apex Clearing Corporation's (the Company) statements, included in the accompanying Compliance Report, that (a) the Company's internal control over compliance was effective during the most recent fiscal year ended December 31, 2020; (b) the Company's internal control over compliance was effective as of December 31, 2020; (c) the Company was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of December 31, 2020; and (d) the information used to state that the Company was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) was derived from the Company's books and records. The Company's management is responsible for establishing and maintaining a system of internal control over compliance that has the objective of providing the Company with reasonable assurance that noncompliance with 17 C.F.R. § 240.15c3-1, 17 C.F.R. § 240.15c3-3, 17 C.F.R. § 240.17a-13, or Rule 2231, *Customer Account Statements*, of the Financial Industry Regulatory Authority (FINRA) that requires account statements to be sent to the customers of the Company will be prevented or detected on a timely basis. Our responsibility is to express an opinion on the Company's statements based on our examination.

We conducted our examination in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the examination to obtain reasonable assurance about whether the Company's internal control over compliance was effective as of and during the most recent fiscal year ended December 31, 2020; the Company complied with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of December 31, 2020; and the information used to assert compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of December 31, 2020, was derived from the Company's books and records. Our examination includes testing and evaluating the design and operating effectiveness of internal control over compliance, testing and evaluating the Company's compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e), determining whether the information used to assert compliance with 240.15c3-1 and 240.15c3-3(e) was derived from the Company's books and records, and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion.

In our opinion, the Company's statements referred to above are fairly stated, in all material respects.

RSM US LLP

Chicago, Illinois
March 1, 2021

APEX Clearing™
a PEAK6 company

Apex Clearing Corporation's Compliance Report

Apex Clearing Corporation (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). As required by 17 C.F.R. §240.17a-5(d)(1) and (3), the Company states as follows:

(1) The Company has established and maintained Internal Control Over Compliance, as the term is defined in paragraph (d)(3)(ii) of rule 17a-5.
(2) The Company's Internal Control Over Compliance was effective during the most recent fiscal year ended December 31, 2020;
(3) The Company's Internal Control Over Compliance was effective as of the end of the most recent fiscal year ended December 31, 2020;
(4) The Company was in compliance with 17 C.F.R. §240.15c3-1 and 17 C.F.R §240.15c3-3(e) as of the end of the most recent fiscal year ended December 31, 2020; and
(5) The information the Company used to state that the Company was in compliance with 17 C.F.R. §240.15c3-1 and 17 C.F.R §240.15c3-3(e) was derived from the books and records of the Company.

Apex Clearing Corporation

I, William Brennan, affirm that, to my best knowledge and belief, this Compliance Report is true and correct.

By: _____   Date: 2/19/2021 _____
William Brennan, CAO

I, Terry Ray, affirm that, to my best knowledge and belief, this Compliance Report is true and correct.

By: _____   Date: 2/19/2021 _____
Terry Ray, COO

Apex Clearing Corporation

Schedule of Assessment and Payments General Assessment Reconciliation (Form SIPC-7)
December 31, 2020

This report is deemed CONFIDENTIAL in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934.



RSM US LLP

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

Board of Directors
Apex Clearing Corporation
Dallas, Texas

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below, and were agreed to by Apex Clearing Corporation (the Company) and the SIPC, solely to assist you and the SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2020. Management of the Company is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries noting no differences.
2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2020, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2020, noting no differences.
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences.
4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to and did not conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2020. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Company and the SIPC and is not intended to be, and should not be, used by anyone other than these specified parties.

RSM US LLP

Chicago, Illinois
March 1, 2021

THE POWER OF BEING UNDERSTOOD
AUDIT | TAX | CONSULTING

SIPC-7

(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation
For the fiscal year ended __12/31/2020__
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(36-REV 12/18)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Apex Clearing Corporation
350 N. Saint Paul Street
Dallas, TX 75201

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Paul Duckworth/214-765-1292

2. A. General Assessment (item 2e from page 2) — $ 376,567

B. Less payment made with SIPC-6 filed (**exclude interest**) — (171,062)

8/5/2020
Date Paid

C. Less prior overpayment applied — (-0-)

D. Assessment balance due or (overpayment) — 205,505

E. Interest computed on late payment (see instruction E) for_____days at 20% per annum — -0-

F. Total assessment balance and interest due (or overpayment carried forward) — $ 205,505

G. **PAYMENT:** √ the box
   Check mailed to P.O. Box ☐ Funds Wired ☑ ACH ☐
   Total (must be same as F above) $_____

H. Overpayment carried forward $(_____)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Apex Clearing Corporation
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the __24th__ day of __February__, 20 __21__.

Janet De La Fuente, Corporate Controller
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____ _____ _____
       Postmarked   Received   Reviewed

Calculations _____   Documentation _____   Forward Copy _____

Exceptions:

Disposition of exceptions:

1

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2020
and ending 12/31/2020

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 256,593,592
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	1,933,798
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	1,111,995
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	346,201
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 1,039,730	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 2,157,226	
Enter the greater of line (i) or (ii)	2,157,226
Total deductions	5,549,221
2d. SIPC Net Operating Revenues	$ 251,044,371
2e. General Assessment @ .0015	$ 376,567

(to page 1, line 2.A.)